SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                     Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 28, 2005 Shaw Communications Inc.
By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw Communications Inc. announces fourth quarter and full year results, highlighted by over 56,000 Shaw Digital Phone customers
Calgary, Alberta, October 26, 2005 — Shaw Communications Inc. announced net income of $66.4 million or $0.29 per share for the quarter ended August 31, 2005 compared to net income of $28.9 million or $0.08 per share for the same quarter last year. During the quarter, the Company realized a gain on the settlement of a forward sale contract related to an investment which contributed $21.7 million to net income. Annual net income was $160.6 million or $0.64 per share, up from $90.9 million or $0.22 per share last year.
Total service revenue of $563.0 million for the quarter and $2.2 billion for the year grew 5.9% and 6.3% respectively over the comparable periods. Consolidated service operating income before amortization1 of $250.8 million and $982.0 million improved 4.8% and 6.1%, respectively. Funds flow from operations2 increased to $198.9 million and $763.3 million for the quarter and year, compared to $186.3 million and $694.8 million in the same periods last year.
Jim Shaw, Chief Executive Officer, commented: “This year marked our breakthrough entry into the triple-play market of voice, video and data with the successful launch of Shaw Digital Phone in three major markets — Calgary, Edmonton and Winnipeg. With the addition of 34,113 new Digital Phone customers in the quarter, we now have 56,563 Digital Phone customers since our initial launch in February 2005. On October 12th we launched service in Victoria increasing our coverage of homes passed to approximately 35%. Throughout this major rollout, we continued to focus on delivering exceptional customer service and enhancing our products and network infrastructure.”
In addition to Digital Phone, customers grew across all other product lines. During the quarter, Internet subscribers increased by 39,804 or 3.5% and, on an annual basis, they grew by 147,125 or 14.4% to 1,168,063. This represents industry-leading penetration of 55% of basic cable customers. Digital subscribers were up 11,167 or 1.9% for the quarter and 57,949 or 10.7% for the year. Basic subscribers were up by 3,733 or 0.2% in the quarter and 20,473 or 1.0% for the year. DTH customers increased 8,760 or 1.0% in the quarter and 16,759 or 2.0% for the year.
Free cash flow1 for the quarter was $81.7 million and $277.3 million for the year compared to $56.1 million and $278.9 million for the same periods last year. The increase this quarter over the comparative quarter last year resulted from improved service operating income before amortization and reduced capital expenditures.

Jim Shaw commented: “Free cash flow was consistent with last year, despite the acceleration of capital spending for the rollout of Digital Phone, and was in line with our guidance. Service revenue, service operating income before amortization and earnings all improved over the same periods last year. Customer growth and decreased churn reflect the strength of our bundled products and service enhancements. Approximately 48% of basic cable customers now subscribe to a bundled service, up from 42% last year.”
Cable division service revenue increased 7.8% for the quarter to $409.1 million (2004 — $379.4 million) and 7.2% annually to $1.6 billion (2004 — $1.5 billion). Customer growth, rate increases and a full year of revenue from the Monarch cable systems acquired in the third quarter of fiscal 2004 accounted for the increases. Service operating income before amortization increased 2.5% to $200.7 million (2004 — $195.8 million) for the quarter and 2.3% to $797.6 million (2004 — $779.6 million) for the year.
Satellite division’s service revenue increased by 0.9% to $153.8 million for the quarter and by 4.0% to $611.4 million for the year mainly as a result of rate increases and customer growth in DTH. Service operating income before amortization increased by 15.3% to $50.0 million for the quarter and by 20.7% to $184.4 million for the year. The improvement was largely due to reduced costs and growth in DTH revenue.
Jim Shaw remarked, “Both divisions met expectations for the year. Satellite achieved customer growth in a mature and highly competitive environment and was able to significantly improve service operating income before amortization and free cash flow by concentrating on operating efficiencies. Cable successfully launched Digital Phone and introduced a variety of product and service enhancements in an increasingly competitive market. The division maintained growth across all product lines, with particular success in Internet customers, which grew 14% during the year. Annual churn also improved for Digital, Internet and DTH.”
During the quarter, Shaw repurchased 4,916,000 of its Class B Non-Voting Shares for cancellation, pursuant to the normal course issuer bid, for $127.6 million ($25.97 per share) bringing the annual total to $287.1 million ($24.95 per share) on the repurchase of 11,505,500 shares. For the year, share repurchases represent approximately 5.2% of the Class B Non-Voting Shares outstanding at August 31, 2004. Subsequent to year end, Shaw amended its normal course issuer bid to increase the number of Class B Non-Voting Shares which may be purchased under the bid. Under the amended bid, Shaw was authorized to acquire an additional 1,360,000 Class B Non-Voting Shares and these additional shares were repurchased in September, 2005 for $34.0 million ($24.97 per share).
Jim Shaw commented; “We are pleased with our product success and plan to roll out new services rapidly. As we announced previously, our preliminary view for fiscal 2006 calls for capital and net equipment spending to range from $535 — $545 million. Capital will be used to accelerate Digital Phone growth; to support ongoing network upgrades and service enhancements in Internet, digital video, HDTV and VOD; and, to start a multi-year project to upgrade and modernize customer management and billing systems to address the future integration of service offerings, offer new services rapidly and respond to competitive dynamics. As a result of the investments required to continue to improve service levels, support growth and deploy Digital Phone, we expect moderate growth in service operating income before amortization in fiscal 2006. Our preliminary view is that it will range from $1.025 — $1.035 billion. Accordingly, free cash flow for fiscal 2006 is expected to range from $200 — $210 million.”

“In fiscal 2005 dividends almost doubled over the previous year. For fiscal 2006, we plan to use free cash flow to pay dividends and to repurchase shares. Our board today approved the filing of a new normal course issuer bid with the TSX, which is subject to TSX approval. We do not intend for the year to increase debt levels in support of these activities.”
In closing, Mr. Shaw stated: “The accomplishments of Shaw’s management and staff this past year are impressive. The team generated solid operating and financial results. Our customers now have a reliable and credible alternative for their local and long distance telephone services through Shaw Digital Phone. We are providing our customers with choice, value and exceptional service in the triple play of voice, video and data. We expect that shareholder value will continue to increase in step with improvements to our services and products.”
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX — SJR.NV.B, NYSE — SJR).
This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

For further information, please contact:
Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

2	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.
SHAREHOLDERS’ REPORT
FOURTH QUARTER ENDING AUGUST 31, 2005
To Our Shareholders:
The past year has been an exciting period of evolution for Shaw, marked by our successful entry into the triple-play market of voice, video and data with the launch of Shaw Digital Phone. Subscriber growth exceeded our expectations and we are excited about the potential of this new product, which allows us to efficiently leverage our network infrastructure.
Shaw also introduced a number of product improvements, including Shaw Video Mail, Shaw Secure, Shaw Messenger, and increased speed of connectivity to our Internet product. Many of these service enhancements come at no additional cost to the customer. As a result, Shaw’s Internet product includes a comprehensive security package, a complete online messaging service and the ability to send video email up to two minutes in length to multiple recipients.
In digital cable, Shaw continued to roll out on-screen ordering of VOD movies and entertainment with a launch in Vancouver, expanding the service already rolled out in Calgary, Edmonton, Winnipeg, Saskatoon, Red Deer and Fort McMurray. The service is now available to approximately 75% of homes passed. In addition, we continued to increase the content of our VOD service offerings.
Star Choice enhanced its product with greater high-definition content and more economical receivers. It was also the first Canadian satellite provider to offer a dual tuner HDTV digital video recorder. Earnings and free cash flow1 improved significantly as the division focused on operational efficiencies and customer service. The Satellite division is now a meaningful contributor of free cash flow and, with its stable customer base and service offerings, we anticipate that this should continue going forward.
Our focus on new and enhanced service offerings generated solid operational and financial performance with customer growth across all product lines. Internet was especially strong with annual growth of 14%.
Free cash flow for the year of $277.3 million was consistent with last year despite increased investment in capital spending of $76.1 million to support the launch of Digital Phone, other service enhancements and customer growth.
In 2006, we plan to build upon our past success with increased investments in infrastructure to support the acceleration of Shaw Digital Phone, ongoing network upgrades, service enhancements and modernization of information systems. With the experience and success we’ve gained on the initial launch of Digital Phone this past year and the dynamic competitive environment, we believe now is the time to vigorously pursue Digital Phone expansion.

Shaw Communications Inc.
Although the ongoing investments required to continue to improve service levels and deploy Digital Phone will moderate growth of service operating income before amortization in fiscal 2006, we are confident that these investments will contribute to future sustainable growth in earnings and free cash flow.
Shaw’s successful implementation of its strategy has generated value for our shareholders. In fiscal 2005, Class B Non-Voting shares appreciated 23% and our dividends almost doubled. During the year, we also focused on repurchasing shares to take advantage of the value of our stock relative to the strong prospects for future value growth, and to that end, we repurchased 11,505,500 Class B Non-Voting Shares for cancellation pursuant to the normal course issuer bid for $287.1 million ($24.95 per share).
We believe our strength is grounded in the sharing of common values that Shaw has nurtured over its history. This past year, we launched an internal campaign to share Shaw’s vision and values with all of our employees in order to reinforce our shared commitment to that common set of values. We are never satisfied with the status quo and we remain committed to creating more value for shareholders through delivery of exceptional products and services to our 3.0 million customers.

JR Shaw Executive Chair	Jim Shaw Chief Executive Officer

1	See definitions under Key Performance Drivers in Management’s Discussion and Analysis

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
AUGUST 31, 2005
October 8, 2005
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2004 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FOURTH QUARTER ENDING AUGUST 31, 2005
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	562,958	531,821	5.9	2,209,810	2,079,749	6.3
Service operating income before amortization (1)	250,759	239,212	4.8	981,993	925,935	6.1
Funds flow from operations (2)	198,889	186,311	6.8	763,283	694,770	9.9
Net income	66,382	28,882	129.8	160,585	90,909	76.6
Per share data:
Earnings per share — basic and diluted (3)	$0.29	$0.08		$0.64	$0.22
Weighted average participating shares outstanding during period (000’s)	222,263	232,234		228,210	231,605

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Financial Statements.

(3)	Includes gains recorded through equity on the redemption of COPrS of $12,803 or $0.06 per share for the year-to-date period [2004 — $nil] and on the settlement of the Zero Coupon Loan of $4,921 or $0.02 per share for the quarter and year-to-date period [2004 - $nil] and is after deducting entitlements on the equity instruments, net of income taxes, amounting to $6,702 or $0.03 per share [2004 — $10,282 or $0.04 per share] and $31,318 or $0.14 per share [2004 — $40,185 or $0.17 per share] for the quarter and year end, respectively.
SUBSCRIBER HIGHLIGHTS

		Growth
	Total	Three months ended August 31,		Year ended August 31,
	August 31, 2005	2005	2004	2005	2004

Subscriber statistics:
Basic cable customers	2,142,961	3,733	5,830	20,473	30,520
Digital customers	598,484	11,167	24,712	57,949	72,904
Internet customers (including pending installs)	1,168,063	39,804	23,488	147,125	126,006
DTH customers	844,662	8,760	1,506	16,759	19,377
Digital phone lines (including pending installs)	56,563	34,113	—	56,563	—

Shaw Communications Inc.
ADDITIONAL HIGHLIGHTS
•	Shaw launched Digital Phone in Winnipeg on July 26, 2005 and now offers the service in three major markets including Calgary and Edmonton. At August 31, 2005, the number of Digital Phone lines, including pending installations, was 56,563.

•	The Company attained customer growth across all business lines in the fourth quarter with increases of 3,733 for basic cable, 11,167 for digital, 39,804 for Internet and 8,760 for DTH.

•	Approximately 48.2% (2004 — 42.4%) of cable customers now subscribe to a bundled service.

•	Consolidated free cash flow[1] of $81.7 million for the quarter improved $25.7 million over the same quarter last year.

•	Pursuant to the normal course issuer bid, during the fourth quarter 4,916,000 Class B Non-Voting Shares were repurchased for $127.6 million ($25.97 per share).
Consolidated Overview
Consolidated service revenue of $563.0 million and $2.2 billion for the quarter and year, respectively, improved by 5.9% and 6.3% over the same periods last year. The growth in both periods was primarily due to customer growth and rate increases, while the year also benefited from the acquisition of Monarch cable systems effective March 31, 2004 and the change in mix of promotional activities. Consolidated service operating income before amortization for the respective quarter and year increased by 4.8% to $250.8 million and 6.1% to $982.0 million. The improvements over both periods were due to overall revenue growth and reduced costs in the satellite division, while the annual period also benefited from a $6.5 million settlement of litigation deducted in the prior year. These improvements were partly offset by increased costs in the cable division, including expenditures incurred to support continued growth, to prepare for increased competition and to launch Digital Phone.
Net income was $66.4 million and $160.6 million for the quarter and year compared to $28.9 million and $90.9 million for the same periods last year. Net income was up $23.1 million over the third quarter primarily due to the after-tax gain of $21.7 million recorded in the current quarter on the settlement of the equity forward sale contract on the Motorola investment. The changes in net income over the comparative periods last year are outlined in the table below. The fluctuations in net other costs and revenue are mainly due to gains realized in the current quarter on settlement of the forward sale of the Motorola investment and on the sale of the residential units in Shaw Tower, which were partially offset by fair value changes on foreign currency

[1]	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
forward contracts in respect of Shaw’s US dollar denominated equity instruments. Under Accounting Guideline 13, the forward contracts in respect of equity instruments do not qualify for hedge accounting; therefore, fair value adjustments on the forwards are recorded in income which resulted in a loss of $4.8 million and $19.3 million in the quarter and year, respectively. The impact of the foregoing and other changes to net income are outlined as follows:

	Increase (decrease) of August 31, 2005 net income
	compared to:
	Three months ended		Year ended
	May 31, 2005	August 31, 2004	August 31, 2004

($millions Cdn)
Increased (decreased) service operating income before amortization	(2.1)	11.5	56.0
Decreased (increased) amortization	0.5	(1.6)	4.4
Decreased interest expense	1.1	1.3	5.1
Change in net other costs and revenue (1)	32.2	31.8	23.3
Increase in income taxes	(8.6)	(5.5)	(19.1)

	23.1	37.5	69.7

(1)	Net other costs and revenue include: gain on sale of investments, write-down of investment, foreign exchange gain on unhedged long-term debt, fair value loss on foreign currency forward contracts, debt retirement costs, other gains (losses) and equity loss on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share were $0.29 and $0.64 for the quarter and year, respectively, representing $0.21 and $0.42 improvements over the respective periods last year. The improvements were due to higher net income per share of $0.18 and $0.31 and a reduction of equity entitlements per share of $0.01 and $0.03 for the quarter and year, respectively. In addition, both periods benefited from a $0.02 per share increase attributable to the gain of $4.9 million recorded through equity during the current quarter on repayment of the Zero Coupon Loan. The annual period includes $0.06 per share attributable to a gain of $12.8 million recorded through equity during the second quarter on the redemption of the US $142.5 million 8.45% Canadian Originated Preferred Securities (“Series A COPrS”).
Funds flow from operations was $198.9 million in the fourth quarter compared to $186.3 million last year, and for the year was $763.3 million compared to $694.8 million in 2004. The growth over the respective quarter and year was primarily due to increased service operating income before amortization of $11.5 million and $56.0 million and reduced interest expense of $1.3 million and $5.1 million.
Consolidated free cash flow for the quarter of $81.7 million improved $25.7 million over last year. Annual free cash flow was $277.3 million compared to $278.9 million in 2004. The increase in the quarter was due to increased service operating income before amortization, reduced capital expenditures particularly in the area of upgrades and enhancements, and reduced interest and entitlements on equity instruments. The satellite division achieved free cash flow of $15.7 million for the quarter compared to $7.5 million in the same quarter last year. Cable generated $66.0 million of free cash flow for the quarter, which represents a $17.5 million increase over last year.

Shaw Communications Inc.
The Company anticipates capital spending in fiscal 2006 will increase over fiscal 2005 and range from $535 — $545 million. The increased spending will accelerate Digital Phone growth and support ongoing network upgrades and service enhancements in Internet, digital video, HDTV and VOD. Shaw expects that investments required to continue to improve service levels, support growth and deploy Digital Phone will moderate growth in service operating income before amortization in 2006. The Company’s preliminary view of service operating income before amortization for fiscal 2006 ranges from $1.025 — $1.035 billion and free cash flow is expected to range from $200 — $210 million. Shaw anticipates that once Digital Phone is substantially deployed, free cash flow will grow in fiscal 2007.
During the quarter, Shaw repurchased 4,916,000 of its Class B Non-Voting Shares for cancellation, pursuant to the normal course issuer bid, for $127.6 million ($25.97 per share) bringing the annual total to $287.1 million ($24.95 per share) on the repurchase of 11,505,500 shares. This represents 5.2% of the Class B Non-Voting Shares outstanding at August 31, 2004. On September 7, 2005 Shaw amended its normal course issuer bid to increase the number of Class B Non-Voting Shares which may be purchased under the bid. Under the amended bid, Shaw was authorized to acquire an additional 1,360,000 Class B Non-Voting Shares and these additional shares were repurchased in September for $34.0 million ($24.97 per share).
Update to critical accounting policies
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2004 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were a number of new accounting policies that Shaw was required to adopt in 2005 as a result of recent changes in Canadian accounting pronouncements. For a description of the changes in accounting policies, readers should refer to Note 1 of the unaudited interim Consolidated Financial Statements. The ensuing discussion provides additional information as to the date that Shaw was required to adopt the new standards, the methods of adoption permitted by the standards and the method chosen by Shaw and the effect on the financial statements as a result of adopting the new policy.
Adoption of recent Canadian accounting pronouncements
     Asset Retirement Obligations
In the first quarter of 2005, the Company retroactively adopted the new Canadian standard, Asset Retirement Obligations. The application of this standard had no impact on the financial position or results of operations of the Company.
     GAAP Hierarchy and General Standards of Financial Statement Presentation
In the first quarter of 2005, the Company adopted the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial

Shaw Communications Inc.
Statement Presentation”. The effect of any change in accounting policy made in adopting these sections only applies to events and transactions occurring after August 31, 2004 and to any outstanding balances existing at the date of the change. The application of these recommendations had no impact on the Company’s consolidated financial statements.
     Consolidation of Variable Interest Entities
In the second quarter of 2005, the Company retroactively adopted the new CICA Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” The application of AcG-15 had no impact on the Company’s consolidated financial statements.

Shaw Communications Inc.
The following polices will be adopted in future fiscal periods:
      Equity Instruments
In 2006, the Company will retroactively adopt the amended Canadian standard, Financial Instruments — Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. The policy must be adopted retroactively, with restatement. As a result, the Company’s equity instruments including the Canadian Originated Preferred Securities (“COPrS”) and the Zero Coupon Loan will be classified as debt instead of equity and the entitlements thereon will be treated as interest expense instead of dividends. Upon adoption of the standard on September 1, 2005, the financial statement items in the 2005 and 2004 consolidated financial statements will be restated as follows:

	Increase (decrease)
	2005	2004

($000s Cdn except per share amounts)
Consolidated balance sheets:
Deferred charges	13,247	19,816
Long-term debt	454,775	693,578
Future income taxes	14,033	14,758
Equity instruments	(498,194)	(724,923)
Deficit	(42,633)	(36,403)

Decrease in deficit:
Adjusted for change in accounting policy	(36,403)	(16,257)
Decrease in equity entitlements (net of income taxes)	(31,318)	(40,185)
Decrease in gain on redemption of COPrS	12,803	—
Decrease in gain on settlement of Zero Coupon Loan	4,921	—
Decrease in net income	7,364	20,039

	(42,633)	(36,403)

	Increase (decrease)
	in net income
	2005	2004

($000s Cdn except per share amounts)
Consolidated statements of income:
Increase in amortization	(258)	(312)
Increase in interest	(48,541)	(62,302)
Increase in foreign exchange gain on unhedged long-term debt	34,258	24,559
Increase in debt retirement costs	(6,311)	—
Decrease in income tax expense	13,488	18,016

Decrease in net income	(7,364)	(20,039)

Increase in earnings per share (in $):	0.03	0.09

	Increase (decrease)
	2005	2004

($000s Cdn except per share amounts)
Statement of cash flows:
Operating activities	(41,468)	(38,343)
Financing activities	41,468	38,343

Shaw Communications Inc.
      Non-monetary Transactions
In 2006, the Company will prospectively adopt the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The Company does not expect that this standard will have a significant impact on its consolidated financial statements upon adoption.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization
The Company utilizes this measurement as it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. In respect of the calculation of consolidated service operating income before amortization, it is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is calculated as service revenue less operating, general and administrative expenses.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004

($000’s Cdn)
Cable free cash flow (1)	66,011	48,554	228,617	272,250
Combined satellite free cash flow (1)	15,731	7,506	48,702	6,631

Consolidated	81,742	56,060	277,319	278,881

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000’s Cdn)
Service revenue (third party)	409,145	379,445	7.8	1,598,369	1,491,569	7.2

Service operating income before amortization (1)	200,710	195,820	2.5	797,583	779,579	2.3
Less:
Interest	42,139	44,035	(4.3)	171,847	174,988	(1.8)
Entitlements on equity instruments, net of current taxes	6,702	10,282	(34.8)	31,318	40,185	(22.1)
Cash taxes on net income	4,059	2,082	95.0	22,633	25,043	(9.6)

Cash flow before the following:	147,810	139,421	6.0	571,785	539,363	6.0

Capital expenditures and equipment costs (net):
New housing development	18,571	13,390	38.7	79,656	63,906	24.6
Success based	15,259	16,905	(9.7)	60,320	54,540	10.6
Upgrades and enhancement	31,597	43,557	(27.5)	140,776	112,223	25.4
Replacement	8,000	6,561	21.9	30,181	16,070	87.8
Buildings/other	8,372	10,454	(19.9)	32,235	20,374	58.2

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	81,799	90,867	(10.0)	343,168	267,113	28.5

Free cash flow (1)	66,011	48,554	36.0	228,617	272,250	(16.0)

Operating margin	49.1%	51.6%	(2.5)	49.9%	52.3%	(2.4)

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.
OPERATING HIGHLIGHTS
•	Shaw launched Digital Phone in Winnipeg on July 26, 2005 and now offers the service in three major markets including Calgary and Edmonton. At August 31, 2005 pending and installed Digital Phone lines totaled 56,115.

•	Customer base grew across all products and penetration of customers who subscribe to bundled services increased to 48.2% up from 42.4% last year.

•	Quarterly free cash flow of $66.0 million improved $17.5 million over last year largely due to an increase in service operating income before amortization and reduction of capital expenditures.
Quarterly cable service revenue improved 7.8% over last year, while the annual improvement was 7.2%. The increase was primarily driven by customer growth, Shaw’s entry into the telephony market and rate increases. The annual period also benefited from a full year of revenue from the Monarch cable systems acquired in the third quarter of fiscal 2004.

Shaw Communications Inc.
Fiscal 2005 was an exciting year for cable with the launch of Shaw Digital Phone in three major markets. At the same time, Shaw continued to invest in value added services and product improvements, including Shaw Video Mail, Shaw Secure, Shaw Messenger and increased speed of connectivity to its Internet product. As a result, Shaw’s Internet suite includes a comprehensive security package, a complete online messaging service and the ability to send video email up to two minutes in length to multiple recipients, all at increased speeds of up to 40% on high-speed Internet products. In addition, cable continued to roll out on-screen ordering of VOD content and enhance customer support. The required investment in people and services to support these initiatives, plus increased network fees, premise and compliance costs contributed to the lower growth rate of service operating income before amortization of 2.5% and 2.3% for the quarter and year, respectively. Although quarterly revenue was up over the prior quarter due to customer growth, this was more than offset by increased salaries and marketing costs to support growth and launch Digital Phone.
During the quarter, Shaw Digital Phone was launched in Winnipeg. Shaw Digital Phone is a reliable, fully featured and affordable residential telephone service. It combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. The service includes a local residential line, unlimited anytime long distance calling within Canada and the U.S. and six calling features: voicemail, call display, call forwarding, three-way calling, call return and call waiting. Professional installation, access to E-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home so no purchase of additional equipment is required.
As announced previously, Shaw advanced certain capital expenditures to ensure that its network could support additional customer demand, and to accelerate the rollout of Digital Phone and other new products and services. This initial push was concentrated in the fourth quarter of last year and the first half of this year and, as a result, capital expenditures increased 28.5% or $76.1 million over last year but decreased $9.1 million on a quarterly basis as reflected in decreased upgrade/enhancement spending of $12.0 million. Shaw invested $14.7 million and $49.1 million of capital on the deployment of Digital Phone during the quarter and year, respectively. The fixed capital portion of this investment, plus enhancements and replacements of amplifiers, power supplies, nodes and other network components, is reflected in higher annual spending of upgrades/enhancements and replacement capital, which combined, increased $42.7 million over last year. The remaining increase in annual capital spending of $33.4 million is due to increased spending of $15.7 million on new housing development, $11.9 million on buildings and other and $5.8 million on success based capital. New housing development spending grew as a result of increased construction, principally in Alberta and British Columbia, and recoveries of capital recorded in the second quarter of last year. Buildings and other were up mainly due to investments in new and enhanced information systems and the purchase of certain software licenses. Success based capital increased due to Digital Phone.

Shaw Communications Inc.
SUBSCRIBER STATISTICS

			August 31, 2005
			Three months ended		Year ended
				Change		Change
	August 31, 2005	August 31, 2004	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,142,961	2,122,488	3,733	0.2	20,473	1.0
Penetration as % of homes passed	66.1%	67.2%
Digital terminals	739,725	640,975	18,380	2.5	98,750	15.4
Digital customers	598,484	540,535	11,167	1.9	57,949	10.7

INTERNET:
Connected and scheduled	1,168,063	1,020,938	39,804	3.5	147,125	14.4
Penetration as % of basic	54.5%	48.1%
Standalone Internet not included in basic cable	135,580	114,767	1,653	1.2	20,813	18.1

DIGITAL PHONE:
Number of lines (1)	56,563	—	34,113	152.0	56,563	—

(1)	Represents primary and secondary lines on billing plus pending installs.

	Three months ended		Year ended
Churn (2)	August 31, 2005	August 31, 2004	August 31, 2005	August 31, 2004

Digital customers	4.2%	4.2%	14.5%	15.5%
Internet customers	4.3%	5.2%	15.1%	17.7%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
The cable division generated customer growth across all product lines in the quarter and, for the year, produced double-digit growth in all areas except basic cable. A key element of this growth has been the ability to offer bundled services. This lowers costs, reduces churn and increases average revenue per customer. Furthermore, the customer benefits from the ease of one point of contact for their home entertainment/communication needs. Shaw’s bundling strategy was enhanced this year with the launch of Shaw Digital Phone. As at August 31, 2005, approximately 96% of Digital Phone customers subscribed to at least one other Shaw service.
During the quarter, Shaw further enhanced the value proposition of its product bundling with the addition of Shaw Video Mail to the Internet product and continued the roll out of on-screen ordering of VOD content, launching the service in Vancouver. Further, Shaw and Paramount Pictures entered into a VOD agreement which expanded the Company’s evolving library of movies. The interactive capabilities of VOD, with access to a growing library of content, continues to provide Shaw with a competitive advantage over its satellite and telephone company competitors.
These product enhancements have helped push Shaw’s bundled penetration rate to 48.2% compared to 42.4% last year. The Company’s bundling strategy has also proven to be an effective customer retention tool for its digital and Internet customers as shown by the generally improved churn rates in the table above.

Shaw Communications Inc.
Basic cable subscriber growth was 3,733 in the quarter compared to 5,830 in the same quarter last year and 20,473 for the year compared to 30,520 last year. Digital customer growth of 11,167 and 57,949 during the quarter and year, respectively, was down compared to 24,712 and 72,904 the same periods last year due to differing promotional campaigns carried on during the respective periods. Internet customers increased by 39,804 during the fourth quarter compared to 23,488 in the same period last year, enabling Shaw to improve its industry-leading penetration to 54.5% of basic, up from 48.1% last year. On an annual basis Internet customer growth was 147,125 compared to 126,006 last year.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Service revenue (third party)
DTH (Star Choice)	132,968	130,972	1.5	530,729	505,637	5.0
Satellite Services	20,845	21,404	(2.6)	80,712	82,543	(2.2)

	153,813	152,376	0.9	611,441	588,180	4.0

Service operating income before amortization (1)
DTH (Star Choice)	38,458	32,795	17.3	141,687	111,150	27.5
Satellite Services	11,591	10,597	9.4	42,723	41,690	2.5

	50,049	43,392	15.3	184,410	152,840	20.7

Less:
Interest (2)	10,048	9,819	2.3	41,384	44,484	(7.0)
Cash taxes on net income	86	1,225	(93.0)	334	1,692	(80.3)

Cash flow before the following:	39,915	32,348	23.4	142,692	106,664	33.8

Capital expenditures and equipment costs (net):
Success based (3)	23,368	23,054	1.4	82,780	95,958	(13.7)
Transponders and other	816	1,788	(54.4)	11,210	4,075	175.1

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	24,184	24,842	(2.7)	93,990	100,033	(6.0)

Free cash flow (1)	15,731	7,506	109.6	48,702	6,631	634.5

(1)	See definitions under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
OPERATING HIGHLIGHTS
•	Free cash flow for the quarter more than doubled over last year to $15.7 million and for the year increased to $48.7 million compared to $6.6 million for the prior year.

•	Star Choice added 8,760 customers this quarter compared to 1,506 in the comparative period and 16,759 on an annual basis compared to 19,377 last year.

•	DTH customer churn decreased to 3.6% this quarter compared to 4.4% in the same quarter last year and to 14.6% from 16.8% on an annual basis.

Shaw Communications Inc.
Service revenue increased 0.9% and 4.0%, respectively, over the comparative quarter and year due to rate increases and customer growth. While the year benefited from changes in the mix of promotional activities within the DTH business segment, revenue growth in the quarter was partially offset by the continuation of programming credits on the sale of DTH receivers by retailers. Programming credits were reintroduced in the third quarter. Service operating income before amortization continued to outpace service revenue growth, with respective increases of 15.3% and 20.7%, mainly due to reduced sales and distribution costs, lower bad debt costs, and a DTH inventory write-down which occurred in the fourth quarter of last year.
Success based capital spending for the year decreased $13.2 million primarily due to lower cost receivers and lower gross activations due to reduced churn. Annual spending on transponder and other assets increased over the prior year primarily due to the launch of Anik F2 and the purchase of additional capacity by Star Choice in the first quarter. The additional capacity offered by Anik F2 enabled Star Choice to offer eleven HDTV channels up from six in the previous year. Quarterly spending of $23.4 million on success-based capital was relatively consistent with $23.1 million spent in the same quarter last year despite an increase in customer additions of 7,254 over the same period. This was primarily due to reduced customer churn. During the quarter, Star Choice entered into an agreement with Telesat to purchase two additional Ku-band transponders on Anik F2. This additional capacity is expected to be used to increase pay-per-view offerings and high definition services.
In the last half of the year, Star Choice introduced a number of product enhancements. For example, in May, Star Choice became the first Canadian satellite distributor to introduce a dual tuner HDTV digital video recorder to the market with the launch of the DVR530 HD receiver. In the fourth quarter, it introduced the DSR505 HD receiver, which is the lowest priced HD receiver currently in the market. Demand for both of these models is strong. These ongoing product enhancements, combined with continued improvements in customer service and a focus on acquisition of customers less susceptible to credit risk, resulted in improved customer retention as outlined below:
CUSTOMER STATISTICS

			August 31, 2005
			Three months ended		Year ended
	August 31, 2005	August 31, 2004	Growth	%	Growth	%

Star Choice customers (1)	844,662	827,903	8,760	1.0	16,759	2.0

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended		Year ended
Churn (2)	August 31, 2005	August 31, 2004	August 31, 2005	August 31, 2004

Star Choice customers	3.6%	4.4%	14.6%	16.8%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

Shaw Communications Inc.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Amortization revenue (expense) —
Deferred IRU revenue	3,134	3,098	1.2	12,999	12,098	7.4
Deferred equipment revenue	18,308	18,466	(0.9)	71,677	82,711	(13.3)
Deferred equipment cost	(49,870)	(55,852)	(10.7)	(210,477)	(229,013)	(8.1)
Deferred charges	(1,507)	(1,570)	(4.0)	(6,337)	(7,796)	(18.7)
Property, plant and equipment	(101,649)	(94,124)	8.0	(408,866)	(403,395)	1.4

Commencing in fiscal 2004, Star Choice changed its mix of promotional activities which included a reduction of the selling price of DTH equipment. This is the principal reason for the decrease in amortization of deferred equipment revenue over the comparative year. Amortization of deferred equipment costs decreased over the same period last year due to decreases in the cost of DTH equipment and strengthening of the Canadian dollar relative to the US dollar over the last few years. Amortization of deferred charges declined as a result of the repayment of the $250.0 million Cancom Structured Note and deferred marketing costs becoming fully amortized during 2004. Amortization of property, plant and equipment increased over the comparative periods due to additions of capital assets.
Interest

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Interest	52,570	53,854	(2.4)	214,408	219,472	(2.3)

Interest decreased over the same periods last year as a result of lower average cost of borrowing. The annual period also benefited from lower average debt levels in the first quarter of 2005.
Investment activity
During the fourth quarter, the Company realized a $31.0 million pre-tax gain on settlement of the forward sale contract in respect of its investment in Motorola. In prior quarters, Shaw sold certain investments for $2.6 million which resulted in gains of $1.1 million. In the second quarter, the Company also fully wrote-down an investment in a privately-held technology company resulting in a $1.9 million loss.
Foreign exchange gain on unhedged and hedged long-term debt

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Foreign exchange gain on long-term debt	2,923	2,596	12.6	6,260	3,963	58.0

Shaw Communications Inc.
Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at August 31, 2005 was comprised of US $28.9 million of bank loans. On August 31, 2005 Shaw entered into contracts to fixed US $14.0 million of principal repayments due in fiscal 2006. As a result of fluctuations of the Canadian dollar relative to the US dollar, the Company’s foreign exchange gains or losses on unhedged long-term debt also fluctuate. A one-cent increase (decrease) in the Canadian/US dollar exchange rate would result in a corresponding foreign exchange (loss) gain of $0.3 million.
Under generally accepted accounting principles, the Company is required to translate long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 3 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal) long-term debt would increase by $329.8 million (August 31, 2004 — $208.3 million) which represents the corresponding hedged amounts included in deferred credits.
Debt retirement costs
In November 2003, the Company incurred $2.4 million of debt retirement costs in connection with the repayment of a $350 million credit facility due February 10, 2006 from the proceeds of the issuance of $350 million of senior unsecured notes at 7.5%. In August 2004, the Company repurchased $3.2 million Senior unsecured notes due October 17, 2007 and incurred $0.2 million in costs. There were no such costs in the current year.
Fair value adjustments on a foreign currency forward contracts
The Company’s forward purchase contract which provides US funds required for the quarterly entitlement payments on the US denominated equity instruments, does not qualify for hedge accounting under Canadian GAAP. Accordingly, the carrying value of this financial instrument is adjusted to reflect the current market value, which resulted in a pre-tax loss of $4.8 million and $23.6 million for the quarter and year, respectively. Fair value gains or losses will fluctuate in future periods with changes in foreign exchange rates. For example, a one cent increase (decrease) in the Canadian/US dollar exchange rate would result in a corresponding fair value gain (loss) of approximately $0.6 million. In addition, the forward purchase contract entered into by the Company during the second quarter to purchase the US funds required to redeem the Series A COPrS in February 2005 was not eligible for hedge accounting. As a result, the forward purchase contract was fair valued and resulted in a gain of $4.3 million on settlement.

Shaw Communications Inc.
Other gains
This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange gain of $1.5 million (2004 — $0.1 million) for the quarter and a gain of $2.5 million (2004 — $0.1 million) for the year.
Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)
The Partnership was formed to build Shaw Tower, a mixed-use structure, with office/retail space and living/working space in Vancouver. Shaw’s interest decreased in the fourth quarter from 38.33% to 33.33% upon full return of its equity contributions and a return on capital distribution. Upon completion of the commercial construction of the building in the fall of 2004, a subsidiary of Shaw became one of the major tenants of the building with the move of its Lower Mainland cable headquarters to Shaw Tower. In the second quarter, the Company began recording revenue and expenses in respect of the commercial activities of the building which had a nominal impact on net income. Prior to completion of commercial construction, all costs, including interest, had been capitalized to the cost of the building. Residential construction of Shaw Tower is expected to be completed by the fall of 2005. Shaw has recorded gains on the sale of residential units of $5.7 million and $6.2 million for the quarter and year, respectively. These amounts are included in “Other Gains” on the Consolidated Statements of Income and Deficit. Based on pre-sales of the residential units, the Company anticipates that it will record further gains in the first quarter of fiscal 2006.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2004.
FINANCIAL POSITION
Total assets at August 31, 2005 were $7.4 billion compared to $7.6 billion at August 31, 2004. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2004.
Investments decreased by $7.7 million due to the settlement of the forward sale contract in respect of the Motorola investment.
Property, plant and equipment decreased by $103.1 million primarily due to current year capital expenditures being less than amortization for the year and the disposal of the residential units of the Shaw Tower.
Deferred charges decreased by $29.4 million mainly due to a decrease in deferred equipment costs of $22.8 million.

Shaw Communications Inc.
Broadcast licenses decreased by $0.9 million due to the sale of the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems in 2004, to Corus Entertainment Inc. (“Corus”), a company subject to common voting control, for cash during the first quarter. The transaction was recorded at the exchange amount, representing the consideration received by Shaw from Corus. The consideration received reflected fair value as evidenced by similar transactions entered into by the Company. The transaction was reviewed by the Company’s Corporate Governance Committee, comprised of independent directors.
Total long-term debt increased by $94.1 million as a result of a net increase in bank line borrowings of $509.9 million offset by a decrease of $13.0 million in respect of the Partnership borrowings and a decrease of $127.8 million relating to the translation of US denominated debt and repayment of the $275 million senior notes.
Deferred credits increased by $111.7 million principally due to the increase in deferred foreign exchange gains on the translation of hedged US dollar denominated senior notes of $121.5 million, offset by amortization of prepaid IRU rental of $12.7 million. Other long-term liabilities increased by $23.9 million due largely to a fair value adjustment in respect of a foreign currency forward contract which is not accounted for as a hedge. Future income taxes increased by $72.5 million primarily due to the future income tax expense recorded in the current year.
Share capital decreased by $338.0 million due to the redemption of the Series A COPrS of $192.9 million, the settlement of the Zero Coupon Loan of $33.9 million and the repurchase of 11,505,500 Class B Non-Voting Shares for cancellation for $111.5 million in the current year. The balance of the cost of the shares repurchased of $175.6 million was charged to the deficit. Share capital is as reported at August 31, 2005, with the exception of the Class B Non-Voting Shares which were 207,274,005 due to the repurchase after August 31, 2005 of 1,360,000 shares for cancellation at an average price of $24.97.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, Shaw generated $277.3 million of consolidated free cash flow. Shaw used its free cash flow plus the increase in bank loans of $510.0 million, proceeds on the sale of various assets of $46.6 million, cash distributions from the Partnership of $10.6 million and other net cash items of $6.7 million to redeem the 8.45% Series A COPrS at a cost of $172.4 million, repay the Zero Coupon Loan and accrued interest thereon of $34.0 million, repay $275 million Senior notes, purchase $287.1 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $70.5 million and pay $12.2 million to terminate a foreign currency forward contract.
Pursuant to its normal course issuer bid, during the quarter Shaw repurchased 4,916,000 of its Class B Non-Voting Shares for cancellation for $127.6 million for a year-to-date total of 11,505,500 Class B Non-Voting Shares for a total of $287.1 million.

Shaw Communications Inc.
On February 1, 2005 the Company redeemed its outstanding Series A COPrS. The redemption was prudent given the prevailing interest and foreign exchange rate environments. The potential estimated economic benefit was approximately $25 million, representing the foreign exchange benefit realized on the redemption of the unhedged par value of the securities and the potential carrying charge savings over a term of ten years, net of the $12.2 million cost to break a cross-currency swap relating to the dividend payments on the securities. The gain, between the Series A COPrS book value and translated value, using the foreign exchange rate at the date of redemption, was $12.8 million net of income tax and this reduced the deficit. The pre-tax costs to terminate the foreign currency forward contract in respect of the entitlements on the Series A COPrS of $12.2 million was booked against the fair value liability recorded in the first quarter. The redemption was financed using Shaw’s existing revolving bank facility.
At August 31, 2005, Shaw had access to $323 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the next fiscal year. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended August 31,			Year ended August 31,
			Change			Change
	2005	2004	%	2005	2004	%

($000s Cdn)
Funds flow from operations	198,889	186,311	6.8	763,283	694,770	9.9
Net decrease in non-cash working capital balances related to operations	31,472	30,098	4.6	6,623	36,183	(81.7)

	230,361	216,409	6.4	769,906	730,953	5.3

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and due to decreased interest expense. The net decrease in non-cash working capital balances over the comparative year is primarily due to timing of collection of subscriber receivables and timing of payment of income tax installments.
Investing Activities

	Three months ended August 31,			Year ended August 31,
	2005	2004	Increase	2005	2004	Increase

($000s Cdn)
Cash flow used in investing activities	(26,892)	(94,601)	67,709	(380,032)	(407,223)	27,191

Shaw Communications Inc.
The cash used in investing activities was $67.7 million lower in the current quarter due to proceeds on the sale of investments and other assets. The current year’s cash outlay for investing activities was $27.2 million lower than last year as the aforementioned proceeds, lower equipment costs and the impact of the Monarch Cable Systems acquisition in the prior year was partially offset by higher capital expenditures in the current year.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004

(In $millions Cdn)
Redemption of COPrS	—	—	(172.4)	—
Bank loans and bank indebtedness — net of repayments	1.3	(89.3)	505.7	47.0
Dividends and equity entitlements	(35.5)	(20.1)	(112.0)	(75.3)
Cost to terminate foreign currency forward contract	—	—	(12.2)	—
Purchase of Class B Non-Voting Shares for cancellation	(127.7)	(16.8)	(287.1)	(86.0)
Increase (decrease) in Partnership debt	(24.2)	4.9	(8.6)	18.4
Repayment of $275 million Senior notes	—	—	(275.0)	—
Settlement of Zero Coupon Loan	(27.9)	—	(27.9)	—
Issuance of Class B Non-Voting Shares	0.2	—	0.2	—
Proceeds on prepayment of IRU	1.2	2.9	1.2	5.7
Repayment of $350 million credit facility	—	—	—	(350.0)
Repayment of $250 million Structures Note	—	—	—	(250.0)
Partial repayment of $300 million Senior Notes	—	(3.2)		(3.2)
Proceeds on $350 million Senior notes	—	—	—	350.0
Debt retirement costs	—	(0.2)	—	(1.1)

	(212.6)	(121.8)	(388.1)	(344.5)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service		Basic and
		operating		diluted	Funds flow
	Service	income before		earnings	from
	revenue	amortization(1)	Net income	per share	operations(2)

(In $000s Cdn except per share amounts)
2005
Fourth	562,958	250,759	66,382	0.29	198,889
Third	559,883	252,899	43,266	0.16	197,685
Second	549,919	244,311	32,122	0.16	185,943
First	537,050	234,024	18,815	0.04	180,766

2004
Fourth	531,821	239,212	28,882	0.08	186,311
Third	532,015	237,659	24,828	0.06	179,260
Second	513,541	224,102	17,191	0.03	163,068
First	502,372	224,962	20,008	0.04	166,131

(1)	See Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.

Shaw Communications Inc.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter largely due to customer growth and rate increases. The only exception to the consecutive growth in service revenue was a marginal decrease in the fourth quarter of 2004. Net income has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization described above, in addition to reductions of interest expense as a result of debt repayment and retirement. The exceptions to the aforementioned are that earnings declined quarter-over-quarter by $10.1 million and $2.8 million in the first quarter of 2005 and the second quarter of 2004, respectively. In the first quarter of 2005, the Company recorded a fair value loss of $21.6 million ($13.9 million after-tax) on a foreign currency forward contract. In the second quarter of 2004, the Company recorded a foreign exchange loss on unhedged long-term debt of $2.0 million compared to a gain of $4.8 million recorded in the first quarter of 2004. As a result of the aforementioned changes in net income, basic and diluted earnings (loss) per share have trended accordingly. In addition, the calculation of earnings per share in the second quarter of 2005 includes $0.06 per share attributable to the gain recorded through equity on the redemption of the Series A COPrS of $12.8 million. In the fourth quarter of 2005, earnings per share includes $0.02 attributable to the after-tax gain of $4.9 million recorded through equity on settlement of the Zero Coupon Loan.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

Shaw Communications Inc.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict what factors will arise or when they may arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	August 31,	August 31,
[thousands of Canadian dollars]	2005	2004

ASSETS
Current
Cash	1,713	—
Accounts receivable	114,664	119,519
Inventories	45,224	42,973
Prepaids and other	19,116	16,975

	180,717	179,467
Investments and other assets	36,229	43,965
Property, plant and equipment	2,189,235	2,292,340
Deferred charges	237,999	267,439
Intangibles
Broadcast licenses	4,684,647	4,685,582
Goodwill	88,111	88,111

	7,416,938	7,556,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	—	4,317
Accounts payable and accrued liabilities	408,033	410,037
Income taxes payable	6,263	5,563
Unearned revenue	98,420	96,095
Current portion of long-term debt [note 3]	51,380	343,097

	564,096	859,109
Long-term debt [note 3]	2,693,387	2,307,583
Other long-term liabilities [note 9]	40,806	16,933
Deferred credits	1,010,723	898,980
Future income taxes	1,054,816	982,281

	5,363,828	5,064,886

Shareholders’ equity
Share capital [note 4]	2,522,367	2,860,356
Contributed surplus	1,866	412
Deficit	(471,488)	(369,194)
Cumulative translation adjustment	365	444

	2,053,110	2,492,018

	7,416,938	7,556,904

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars except per share amounts]	2005	2004	2005	2004

Service revenue [note 2]	562,958	531,821	2,209,810	2,079,749
Operating, general and administrative expenses	312,199	292,609	1,227,817	1,153,814

Service operating income before amortization [note 2]	250,759	239,212	981,993	925,935
Amortization:
Deferred IRU revenue	3,134	3,098	12,999	12,098
Deferred equipment revenue	18,308	18,466	71,677	82,711
Deferred equipment cost	(49,870)	(55,852)	(210,477)	(229,013)
Deferred charges	(1,507)	(1,570)	(6,337)	(7,796)
Property, plant and equipment	(101,649)	(94,124)	(408,866)	(403,395)

Operating income	119,175	109,230	440,989	380,540
Interest on long-term debt [note 2]	(52,570)	(53,854)	(214,408)	(219,472)

	66,605	55,376	226,581	161,068
Gain on sale of investments	31,025	356	32,163	356
Write-down of investments	—	(651)	(1,937)	(651)
Foreign exchange gain on unhedged long-term debt	2,923	2,596	6,260	3,963
Fair value loss on foreign currency forward contracts	(4,811)	—	(19,342)	—
Debt retirement costs	—	(170)	—	(2,598)
Other gains	5,954	1,285	11,016	3,753

Income before income taxes	101,696	58,792	254,741	165,891
Income tax expense	35,445	29,899	93,870	74,732

Income before the following	66,251	28,893	160,871	91,159
Equity income (loss) on investees	131	(11)	(286)	(250)

Net income	66,382	28,882	160,585	90,909
Deficit, beginning of period	(433,788)	(367,557)	(369,194)	(336,695)
Gain on redemption of COPrS [note 4]	—	—	12,803	—
Gain on settlement of Zero Coupon Loan [note 4]	4,921	—	4,921	—
Reduction on Class B Non-Voting Shares purchased for cancellation [note 4]	(80,013)	(8,636)	(175,575)	(46,313)
Amortization of opening fair value loss on a foreign currency forward contract	(93)	—	(3,195)	—
Dividends —
Class A and Class B Non-Voting Shares	(22,195)	(11,601)	(70,515)	(36,910)
Equity instruments (net of income taxes)	(6,702)	(10,282)	(31,318)	(40,185)

Deficit, end of period	(471,488)	(369,194)	(471,488)	(369,194)

Earnings per share [note 5]
Basic and diluted	0.29	0.08	0.64	0.22

[thousands of shares]
Weighted average participating shares outstanding during period	222,263	232,234	228,210	231,605
Participating shares outstanding, end of period	219,979	231,469	219,979	231,469

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars]	2005	2004	2005	2004

OPERATING ACTIVITIES [note 6]
Funds flow from operations	198,889	186,311	763,283	694,770
Net decrease in non-cash working capital balances related to operations	31,472	30,098	6,623	36,183

	230,361	216,409	769,906	730,953

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(73,826)	(78,611)	(336,888)	(256,136)
Additions to equipment costs (net) [note 2]	(27,888)	(39,653)	(115,668)	(132,711)
Net reduction (addition) to inventories	7,279	17,723	(1,648)	7,898
Cable system acquisitions	—	(84)	—	(24,298)
Proceeds on sale of investments and other assets	67,686	6,024	79,899	9,530
Cost to terminate IRU	—	—	(283)	—
Acquisition of investments	—	—	(5,265)	(495)
Additions to deferred charges	(143)	—	(179)	(11,011)

	(26,892)	(94,601)	(380,032)	(407,223)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	—	3,640	(4,317)	4,317
Increase in long-term debt	90,000	4,912	755,566	666,873
Long-term debt repayments	(113,100)	(96,240)	(529,353)	(859,142)
Redemption of COPrS	—	—	(172,364)	—
Repayment of Zero Coupon Loan	(27,875)	—	(27,875)	—
Cost to terminate foreign currency forward contract	—	—	(12,200)	—
Debt retirement costs	—	(170)	—	(1,134)
Proceeds on prepayment of IRU	1,216	2,850	1,216	5,700
Purchase of Class B Non-Voting Shares for cancellation	(127,649)	(16,752)	(287,063)	(85,968)
Issue of Class B Non-Voting Shares, net of after-tax expenses	228	—	228	133
Dividends paid —	(22,195)	(11,601)	(70,515)	(36,910)
Class A and Class B Non-Voting Shares	(22,195)	(11,601)	(70,515)	(36,910)
Equity instruments, net of current income taxes	(13,259)	(8,442)	(41,468)	(38,343)

	(212,634)	(121,803)	(388,145)	(344,474)

Effect of currency translation on cash balances and cash flows	(15)	(5)	(16)	(9)

Increase (decrease) in cash	(9,180)	—	1,713	(20,753)
Cash, beginning of the period	10,893	—	—	20,753

Cash, end of the period	1,713	—	1,713	—

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2004.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent Canadian accounting pronouncements
     Asset Retirement Obligations
In the first quarter of 2005, the Company retroactively adopted the new Canadian standard, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset. The application of this standard had no significant impact on the unaudited interim Consolidated Financial Statements of the Company.
     GAAP Hierarchy and General Standards of Financial Statement Presentation
In the first quarter of 2005, the Company adopted the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (“GAAP”) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The application of these recommendations had no significant impact on the Company’s unaudited interim Consolidated Financial Statements.
     Consolidation of Variable Interest Entities
In the second quarter of 2005, the Company retroactively adopted the new CICA Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. The adoption of the guideline had no impact on the Company’s unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
2.     BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (Big Pipe) (“Cable”); “DTH” (Star Choice) satellite services; and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004
	$	$	$	$

Service revenue
Cable	409,840	380,118	1,601,126	1,494,176
DTH	134,070	132,081	535,333	510,386
Satellite Services	23,205	24,904	90,152	96,543

Inter segment —	567,115	537,103	2,226,611	2,101,105
Cable	(695)	(673)	(2,757)	(2,607)
DTH	(1,102)	(1,109)	(4,604)	(4,749)
Satellite Services	(2,360)	(3,500)	(9,440)	(14,000)

	562,958	531,821	2,209,810	2,079,749

Service operating income before amortization
Cable	200,710	195,820	797,583	779,579
DTH	38,458	32,795	141,687	111,150
Satellite Services	11,591	10,597	42,723	41,690
Litigation settlement	—	—	—	(6,484)

	250,759	239,212	981,993	925,935

Interest on long-term debt (1)
Cable	42,139	44,035	171,847	174,988
DTH and Satellite Services	10,048	9,819	41,384	44,484
Burrard Landing Lot 2 Holdings Partnership	383	—	1,177	—

	52,570	53,854	214,408	219,472

Cash taxes (1)
Cable	4,059	2,082	22,633	25,043
DTH and Satellite Services	86	1,225	334	1,692

	4,145	3,307	22,967	26,735

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined Satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
     Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004

Capital expenditures accrual basis
Cable	70,638	66,825	285,664	205,612
Corporate	7,534	8,458	27,392	18,053

Sub-total Cable including corporate	78,172	75,283	313,056	223,665
Satellite (net of equipment profit)	(77)	773	8,434	10,770

	78,095	76,056	321,490	234,435

Equipment costs (net of revenue received)
Cable	3,627	15,584	30,112	43,448
Satellite	24,261	24,069	85,556	89,263

	27,888	39,653	115,668	132,711

Capital expenditures and equipment costs (net)
Cable	81,799	90,867	343,168	267,113
Satellite	24,184	24,842	93,990	100,033

	105,983	115,709	437,158	367,146

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	73,826	78,611	336,888	256,136
Additions to equipment costs (net)	27,888	39,653	115,668	132,711

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows	101,714	118,264	452,556	388,847
Decrease in working capital related to capital expenditures	7,803	3,713	4,378	2,097
Less: Partnership capital expenditures (1)	(2,328)	(4,913)	(15,045)	(18,373)
Less: IRU prepayments (2)	(254)	(288)	(1,198)	(1,420)
Less: Satellite equipment profit (3)	(952)	(1,067)	(3,533)	(4,005)

Total capital expenditures and equipment subsidies reported by segments	105,983	115,709	437,158	367,146

(1)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2004 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	August 31, 2005
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,788,468	877,397	534,278	7,200,143

Corporate assets				216,795

Total assets				7,416,938

	August 31, 2004
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,842,338	926,478	558,402	7,327,218

Corporate assets				229,686

Total assets				7,556,904

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
3.     LONG-TERM DEBT

		August 31, 2005			August 31, 2004
		Translated
	Effective	at period			Translated
	interest	end	Adjustment	Translated	at year	Adjustment for
	rates	exchange	for hedged	at hedged	end	hedged	Translated at
	%	rate	debt (1)	rate	exchange rate	debt (1)	hedged rate
		$	$	$	$	$	$

Corporate
Bank loans (2)	Fixed and variable	799,023	—	799,023	295,433	—	295,433
Senior notes —
Due April 11, 2005	7.05	—	—	—	275,000	—	275,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	522,324	120,296	642,620	577,720	64,900	642,620
US $225,000 due April 6, 2011	7.68	267,098	88,740	355,838	295,425	60,413	355,838
US $300,000 due December 15, 2011	7.61	356,130	120,720	476,850	393,900	82,950	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000

		2,591,335	329,756	2,921,091	2,484,238	208,263	2,692,501

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership (3)	Fixed and variable	23,432	—	23,432	36,442	—	36,442

		153,432	—	153,432	166,442	—	166,442

Total consolidated debt		2,744,767	329,756	3,074,523	2,650,680	208,263	2,858,943
Less current portion (4)		51,380	—	51,380	343,097	—	343,097

		2,693,387	329,756	3,023,143	2,307,583	208,263	2,515,846

(1)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $329,756 (August 31, 2004 — $208,263) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively. The hedged rate on bank loans repayable in 2006 is US $7,000 at 1.1886 and US $7,000 at 1.1830.

(2)	Availabilities under banking facilities are as follows at August 31, 2005:

		Bank loans (a)
					Operating
	Total	Revolving (b)	Term (c)	Sub-total	credit facilities (a)
	$	$	$	$	$

Total facilities	1,122,873	910,000	152,873	1,062,873	60,000
Amount drawn (excluding letters of credit of $1,200)	799,023	646,150	152,873	799,023	—

	323,850	263,850	—	263,850	60,000

(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The revolving credit facility is due April 30, 2009 and is unsecured and ranks pari passu with the senior unsecured notes.

(c)	The term facilities are repayable in increasing semi-annual installments in April and October of each year until fully repaid on April 30, 2007.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

(3)	The facilities were extended until June 30, 2005. During the second quarter, the Partnership issued 25 year secured mortgage bonds in respect of the commercial component of the Shaw Tower and used the proceeds to repay a portion of the amounts outstanding under the construction facility. Shaw’s proportionate share of the bonds is $23,432. The interest rate on the bonds is fixed for the first 10 years at 6.31% compounded semi-annually. During the fourth quarter, the remaining balance of the construction facility was repaid from proceeds on the sale of residential units. Shaw’s proportionate share of the repayment was $24,142. As a result of the repayment, the remaining debt of the Partnership has no recourse to the Company. During the fourth quarter, the Company’s interest in the Partnership declined from 38.33% to 33.33% upon receipt of repayment of its equity contributions and a return on capital distribution.

(4)	Current portion of long-term debt includes the current portion of the term facilities and the amount due within one year on the Partnership’s mortgage bonds.

4.     SHARE CAPITAL
Issued and outstanding

			August 31,	August 31,
			2005	2004

Number of Securities			$	$
August 31,	August 31,
2005	2004
11,344,932	11,359,932	Class A Shares	2,487	2,490
208,634,005	220,109,372	Class B Non-Voting Shares	2,021,686	2,132,943

219,978,937	231,469,304		2,024,173	2,135,433

		EQUITY INSTRUMENTS
		COPrS —
—	5,700,000	8.45% Series A US $142.5 million due Sept. 30, 2046	—	192,871
100,000	100,000	8.54% Series B Cdn $100 million due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series Cdn $150 million due Sept. 28, 2049	147,202	147,202

			498,194	691,065

		Zero Coupon Loan - US $22.8 million	—	33,858

			2,522,367	2,860,356

Purchase of shares for cancellation
During the year ended August 31, 2005, the Company purchased 11,505,500 (Class B Non-Voting Shares for cancellation for $287,063 of which $111,488 reduced the stated capital of the Class B Non-Voting Shares and $175,575 increased the deficit.
Redemption of COPrS
On February 1, 2005, the Company redeemed its US $142,500 8.45% Series A COPrS. The difference, net of tax, between the historic cost of $192,871 and the value of the COPrS translated at the foreign exchange rate on February 1, 2005 was $12,803 and was recorded as a reduction of the deficit.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
Settlement of Zero Coupon Loan
During the fourth quarter, the Company settled the forward sale contract in respect of the investment in Motorola and used the proceeds to repay the Zero Coupon Loan principal and accrued interest thereon. The principal and interest was due in 4 equal weekly installments commencing July 19, 2005. The difference, net of tax, between the historic cost of $33,858 and the value of the Zero Coupon Loan translated at the foreign exchange rate on the maturity dates was $4,921 and was recorded as a reduction of the deficit.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 7,468 Class B Non-Voting Shares have been issued under these plans.
The changes in options are as follows:

	Year ended August 31,
	2005		2004
		Weighted average		Weighted average
		exercise price		exercise price
	Shares	$	Shares	$

Outstanding at beginning of period	7,847,000	32.55	7,607,500	32.58
Granted	1,783,000	32.62	1,216,750	32.49
Forfeited	(1,177,750)	32.38	(977,250)	32.68

Outstanding at end of period	8,452,250	32.59	7,847,000	32.55

The following table summarizes information about the options outstanding at August 31, 2005:

	Number	Weighted average
	outstanding at	remaining	Weighted average	Number exercisable	Weighted average
Range of prices	August 31, 2005	contractual life	exercise price	at August 31, 2005	exercise price

$17.37	10,000	8.1	17.37	2,500	17.37
$29.70 - $34.70	8,442,250	6.6	32.61	5,409,750	32.59

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004
	$	$	$	$

Net income for the period	66,382	28,882	160,585	90,909
Pro forma income for the period	64,939	24,708	154,813	74,213
Pro forma basic and diluted earnings per share	0.28	0.06	0.62	0.15

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
The weighted average estimated fair value at the date of the grant for common share options granted was $2.51 per option (2004 — $3.33 per option) and $2.55 per option (2004 — $2.50 per option) for the quarter and year-to-date, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004
	$	$	$	$

Dividend yield	1.56%	1.18%	1.47%	0.94%
Risk-free interest rate	3.28%	3.93%	3.54%	3.70%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	28.4%	40.5%	36.7%	39.7%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.
Other stock options
In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.
At August 31, 2005, there were 57,336 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $13.19. The weighted average remaining contractual life of the Cancom options is 2.0 years. During the fourth quarter, 10,666 Cancom options were exercised for $84. At August 31, 2005, 57,336 Cancom options were exercisable into 51,602 Class B Non-Voting Shares of the Company at a weighted average price of $14.66 per Class B Non-Voting Share.
Warrants
Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.
     During the year, 5,534 warrants were exercised for $138. A total of 237,121 warrants remain outstanding under the plan and vest evenly over a four year period. The weighted average remaining contractual life of the warrants at August 31, 2005 is 0.1 years. At August 31, 2005, 232,921 of these warrants had vested. On September 1, 2005, 205,721 warrants expired.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
5.     EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004
	$	$	$	$

Net income	66,382	28,882	160,585	90,909
Gain on redemption of COPrS	—	—	12,803	—
Gain on settlement of Zero Coupon Loan	4,921	—	4,921	—
Equity entitlements, net of income tax	(6,702)	(10,282)	(31,318)	(40,185)

	64,601	18,600	146,991	50,724

Earnings per share — basic and diluted	0.29	0.08	0.64	0.22

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculation (thousands of shares)	222,263	232,234	228,210	231,605

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans are either anti-dilutive (increase earnings per share) or do not result in diluted earnings per share.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
6.     STATEMENTS OF CASH FLOWS
Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004
	$	$	$	$

Net income	66,382	28,882	160,585	90,909
Non-cash items:
Amortization Deferred IRU revenue	(3,134)	(3,098)	(12,999)	(12,098)
Deferred equipment revenue	(18,308)	(18,466)	(71,677)	(82,711)
Deferred equipment cost	49,870	55,852	210,477	229,013
Deferred charges	1,507	1,570	6,337	7,796
Property, plant and equipment	101,649	94,124	408,866	403,395
Future income tax expense	31,300	26,592	70,903	47,997
Write-down of investments	—	651	1,937	651
Gain on sale on investments	(31,025)	(356)	(32,163)	(356)
Foreign exchange gain on unhedged long-term debt	(2,923)	(2,596)	(6,260)	(3,963)
Equity (income) loss on investees	(131)	11	286	250
Debt retirement costs	—	170	—	2,598
Fair value loss on a foreign currency forward contracts	4,811	—	19,342	—
Stock option expense	474	190	1,454	412
Defined benefit pension plan	2,039	1,279	8,178	7,524
Other	(3,622)	1,506	(1,983)	3,353

Funds flow from operations	198,889	186,311	763,283	694,770

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004
	$	$	$	$

Accounts receivable	92	3,108	4,907	24,865
Prepaids and other	(809)	(5,272)	(2,043)	(144)
Accounts payable and accrued liabilities	32,639	32,325	6,344	1,067
Income taxes payable	(4,524)	(2,709)	(4,910)	5,322
Unearned revenue	4,074	2,646	2,325	5,073

	31,472	30,098	6,623	36,183

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004
	$	$	$	$

Interest	29,171	24,155	225,621	213,326
Income taxes	1,375	1,425	5,091	51

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
7.     UNITED STATES ACCOUNTING PRINCIPLES
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended August 31,		Year ended August 31,
	2005	2004	2005	2004
	$	$	$	$

Net income using Canadian GAAP	66,382	28,882	160,585	90,909
Add (deduct) adjustments for:
Deferred charges (2)	4,939	(874)	21,802	14,424
Foreign exchange gains (3)	17,730	15,876	38,146	22,899
Entitlement on equity instruments (8)	(10,392)	(15,579)	(48,542)	(62,302)
Fair value loss on a foreign currency forward contract (9)	—	—	(7,700)	—
Income tax effect of adjustments	(1,211)	5,675	5,412	15,724
Effect of future income tax rate reductions on differences	—	(534)	—	(534)

Net income using US GAAP	77,448	33,446	169,703	81,120

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	(21)	(23)	(79)	(38)
Unrealized gains on available-for-sale securities, net of tax (7)		838
Unrealized holding gains arising during the period	10,056	838	23,737	5,456
Less: reclassification adjustment for gains included in net income	(20,507)	(1,055)	(21,074)	(1,055)

	(10,472)	(240)	2,584	4,363
Adjustment to fair value of derivatives (9)	(80,806)	(33,708)	(186,398)	(67,408)
Foreign exchange gains on hedged long-term debt (10)	54,053	40,058	99,930	57,704
Minimum liability for pension (12)	(11,433)	(3,864)	(11,433)	(3,864)
Effect on future income tax rate reductions on differences	—	(63)	—	(63)

	(48,658)	2,183	(95,317)	(9,268)

Comprehensive income using US GAAP	28,790	35,629	74,386	71,852

Net income per share using US GAAP	0.35	0.14	0.74	0.35
Comprehensive income per share using US GAAP	0.13	0.15	0.33	0.31

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
Balance sheet items using US GAAP

	August 31,		August 31,
	2005		2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	36,229	72,374	43,965	72,998
Deferred charges (2)(10)(11)(12)	237,999	137,590	267,439	147,353
Broadcast licenses (1)(5)(6)	4,684,647	4,659,413	4,685,582	4,660,348
Deferred credits (10)(11)	1,010,723	667,114	898,980	674,718
Other long-term liabilities (9)(12)	40,806	564,779	16,933	301,505
Future income taxes	1,054,816	1,004,206	982,281	943,531
Long-term debt (8)	2,693,387	3,148,162	2,307,583	3,001,161
Shareholders’ equity	2,053,110	1,379,083	2,492,018	1,660,593

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	August 31,	August 31,
	2005	2004
	$	$

Shareholders’ equity using Canadian GAAP	2,053,110	2,492,018
Amortization of intangible assets (1)	(124,179)	(124,179)
Deferred charges (2)	(17,519)	(35,817)
Equity in loss of investees (4)	(35,710)	(35,710)
Gain on sale of subsidiary (5)	15,309	15,309
Gain on exchange of cable television systems (6)	47,745	47,745
Equity instruments (3)(8)	(455,563)	(688,520)
Derivative not accounted for as a hedge (9)	(1,805)	—
Accumulated other comprehensive loss	(101,940)	(9,809)
Cumulative translation adjustment	(365)	(444)

Shareholders’ equity using US GAAP	1,379,083	1,660,593

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]

	August 31,	August 31,
	2005	2004
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	365	444
Unrealized gains on investments (7)	29,729	23,880
Fair value of derivatives (9)	(386,020)	(199,622)
Foreign exchange gains on hedged long-term debt (10)	271,226	171,296
Minimum liability for pension plan (12)	(17,240)	(5,807)

	(101,940)	(9,809)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:
(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect US GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(7)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	US GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(10)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(12)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $75,770 as at August 31, 2005. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2005 and 2004
[all amounts in thousands of Canadian dollars, except per share amounts]
8.     PENSION PLAN
The total benefit costs expensed under the Company’s defined benefit pension were $2,311 (2004 - $1,480) and $9,244 (2004 — $8,686) for the quarter and year ended August 31, 2005, respectively.
9.     OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $25,111 (August 31, 2004 — $16,933) and a foreign currency forward contract liability of $15,695.
10.   SUBSEQUENT EVENTS
In September, the Company received approval from the Toronto Stock Exchange to amend its Normal Course Issuer Bid which allows the Company to purchase up to an additional 1,360,000 of its Class B Non-Voting Shares between September 7, 2005 to November 7, 2005. The Company repurchased 1,360,000 Class B Non-Voting Shares for cancellation for $33,961, of which $13,179 reduced stated capital and $20,782 increased the deficit.
During the fourth quarter, the Company entered into an agreement with Telesat to purchase 2 additional Ku-band transponders on the Anik F2 at a cost of $4,387. The transaction closed subsequent to year-end.